UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

CRESCENT FINANCIAL CORPORATION

CRESCENT FINANCIAL BANCSHARES, INC.

(Name of Subject Company (Issuer))

PIEDMONT COMMUNITY BANK HOLDINGS, INC.

(Name of Filing Person (Offeror))

Crescent Financial Corporation Common Stock, par value $1.00 per share

Crescent Financial Bancshares, Inc. Common Stock, par value $0.001 per share

(Title of Class of Securities)

Crescent Financial Corporation Common Stock: 225744101

Crescent Financial Bancshares, Inc. Common Stock: 225743103

(CUSIP Number of Class of Securities)

Piedmont Community Bank Holdings, Inc.

4711 Six Forks Road

Suite 2B

Raleigh, NC 27609

Attention: Scott Custer

(919) 659-9000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Kenneth L. Henderson, Esq.

Tara Newell, Esq.

Bryan Cave LLP

1290 Avenue of the Americas

New York, NY 10104

(212) 541-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*

$30,599,998.00	$3,506.76

*	For the purpose only of calculating the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation of the filing fee is described on the cover page to the Schedule TO filed on November 8, 2011.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, of the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,506.76
Form or Registration No.:	Schedule TO
Filing Party:	Piedmont Community Bank Holdings, Inc.
Date Filed:	November 8, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission on November 8, 2011, as amended by Amendment No. 1 thereto filed on November 16, 2011 (the “Schedule TO”), by Piedmont Community Bank Holdings, Inc., a Delaware corporation (“Purchaser”), in connection with its offer to purchase up to 6,442,105 Shares of Crescent Financial for $4.75 net per Share in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 8, 2011 (the “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is made pursuant to the Investment Agreement, dated as of February 23, 2011, as amended, by and among Purchaser, Crescent Financial and Crescent State Bank (the “Investment Agreement”).

All capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Schedule TO or the Offer to Purchase.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 2.

Items 1 Through 9 and 11.

Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference information contained in the Offer to Purchase, are hereby amended and supplemented by adding hereto the following:

On November 18, 2011, in accordance with the terms and conditions of the Investment Agreement, Purchaser completed the purchase of 18,750,000 newly issued Shares (the “Investment”).

On November 18, 2011, Purchaser and Crescent DE issued a joint press release announcing the closing of the Investment, as described above, a copy of which is filed as Exhibit (a)(5)(iii) hereto and is incorporated herein by reference.

Item 5 of the Schedule TO is hereby amended and supplemented as follows:

Section 10 “The Investment Agreement; Other Agreements” of the Offer to Purchase is hereby amended and supplemented as follows:

“On November 18, 2011, Crescent DE entered into a registration rights agreement (the “Registration Rights Agreement”) with Purchaser, whereby Crescent DE agreed to file registration statements with the SEC at Purchaser’s request, subject to certain limits. The Registration Rights Agreement also entitles Purchaser to participate in underwritten offerings as a selling security holder, subject to certain limits .”

Item 6 of the Schedule TO is hereby amended and supplemented as follows:

Section 12 “Purpose of the Offer; Plans for Crescent Financial” of the Offer to Purchase is herby amended and supplemented as follows:

“Pursuant to the Investment Agreement, effective at the time of the consummation of the Investment, each of William H. Cameron, Michael G. Carlton, Kenneth A. Lucas, Francis R. Quis, Jr. and Stephen K. Zaytoun submitted letters of resignation from the Board of Directors of Crescent DE, and the Board of Directors of Crescent DE was reconstituted by its Board of Directors to consist of Brent D. Barringer, James A. Lucas, Jr., Charles A. Paul, III and Jon S. Rufty, each a continuing director of Crescent DE (collectively, the “Continuing Directors”), as well as J. Adam Abram, Alan Colner, Thierry Ho, Steven J. Lerner, A. Wellford Tabor, Scott Custer, David Brody and Nicolas Zerbib, each of whom is an existing director of Purchaser.”

Item 8 of the Schedule TO is hereby amended and supplemented as follows:

Section 9 “Certain Information About Purchaser” of the Offer to Purchase is hereby amended and supplemented as follows:

“Pursuant to the Investment Agreement, effective at the time of consummation of the Investment, the Board of Directors of Purchaser has elected each of the Continuing Directors to its Board of Directors. The name, present principal occupation and employment history for the past five years of the Continuing Directors is set forth on Annex A to the Schedule 14D-9 filed by Crescent NC on November 8, 2011, and is incorporated herein by reference.”

Item 12.    Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following:

Exhibit Number	Description

(a)(5)(iii)	Joint Press Release of Piedmont Community Bank Holdings, Inc. and Crescent Financial Bancshares, Inc., dated November 18, 2011.

(d)(14)	Registration Rights Agreement, dated November 18, 2011, by and between Piedmont Community Bank Holdings, Inc. and Crescent Financial Bancshares, Inc.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PIEDMONT COMMUNITY BANK HOLDINGS, INC.

/s/ Scott Custer
Name:	Scott Custer
Title:	Chief Executive Officer

Date: November 18, 2011

EXHIBIT INDEX

Exhibit Number	Description

(a)(5)(iii)	Joint Press Release of Piedmont Community Bank Holdings, Inc. and Crescent Financial Bancshares, Inc., dated November 18, 2011.

(d)(14)	Registration Rights Agreement, dated November 18, 2011, by and between Piedmont Community Bank Holdings, Inc. and Crescent Financial Bancshares, Inc.